Exhibit 99.2

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS OPERATIONAL RESULTS AND THE FINANCIAL RESULTS RELEASE DATE FOR THE SECOND QUARTER OF FISCAL 2022

VANCOUVER, British Columbia – October 14, 2021 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reports production and sales figures for the second quarter of fiscal year 2022 ended September 30, 2021 (“Q2 Fiscal 2022”). The Company expects to release its Q2 Fiscal 2022 unaudited financial results on Thursday, November 4, 2021 after market close.

In Q2 Fiscal 2022, the Company increased production to approximately 1.7 million ounces of silver, 800 ounces of gold, 17.6 million pounds of lead, and 7.5 million pounds of zinc, representing increases of 15%, 11%, and 4%, respectively, in silver, lead and zinc, and a decrease of 20% in gold over the first quarter ended June 30, 2021 (“Q1 Fiscal 2022”). At the Ying Mining District, ore mined in Q2 Fiscal 2022 was 206,933 tonnes, up 64,026 tonnes or 45% over Q1 Fiscal 2022. Ore milled was 182,173 tonnes, up 26,766 tonnes or 17% over Q1 Fiscal 2022, but 24,760 tonnes lower than mined as a result of transportation interruptions caused by lengthy heavy rains in Q2 Fiscal 2022. The Company expects to maintain a similar mining production rate and increase the milling tonnage at the Ying Mining District in the next quarter.

For the first six months of Fiscal 2022, the Company produced approximately 3.2 million ounces of silver, 1,800 ounces of gold, 33.5 million pounds of lead, and 14.7 million pounds of zinc. The Company is on track to meet its annual guidance to produce between 6.3 - 6.6 million ounces of silver, 65.7 –68.9 million pounds of lead, and 26.9 – 28.5 million pounds of zinc in Fiscal 2022.

Q2 FISCAL 2022 OPERATING HIGHLIGHTS

  At the Ying Mining District, ore mined was 206,933 tonnes, up 14% over the same prior year quarter (“Q2 Fiscal 2021”), and ore milled was 182,173 tonnes, up 2% over Q2 Fiscal 2021.
  Approximately 1.5 million ounces of silver, 800 ounces of gold, 14.7 million pounds of lead, and 1.6 million pounds of zinc were produced, representing decreases of 1% in silver, 27% in gold, 9% in lead, and 4% in zinc over Q2 Fiscal 2021 as 24,760 tonnes or 12% of ore mined in the current quarter have yet to be processed due to the heavy rains.

  At the GC Mine, ore mined was 85,535 tonnes, down 1% over Q2 Fiscal 2021, and ore milled was 89,643 tonnes, up 6% over Q2 Fiscal 2021. Approximately 179 thousand ounces of silver, 2.9 million pounds of lead, and 5.9 million pounds of zinc were produced, representing an increase of 7% in zinc, and decreases of 2% in silver and 2% in lead over Q2 Fiscal 2021.

  On a consolidated basis, ore mined was 292,468 tonnes, up 9% over Q2 Fiscal 2021, and ore milled was 271,816 tonnes, up 3% over Q1 Fiscal 2021. Approximately 1.7 million ounces of silver, 800 ounces of gold, 17.6 million pounds of lead, and 7.5 million pounds of zinc were produced, representing decreases of 1%, 27%, and 8%, respectively, in silver, gold and lead, and an increase of 5% in zinc over Q2 Fiscal 2021.

  On a consolidated basis, the Company sold approximately 1.7 million ounces of silver, 800 ounces of gold, 17.3 million pounds of lead, and 7.6 million pounds of zinc, representing decreases of 1%, 64%, and 7%, respectively, in silver, gold and lead sold, and an increase of 3% in lead sold over Q2 Fiscal 2021. Gold sold in Q2 Fiscal 2021 included 1,200 ounces from the BYP Mine.

The consolidated operational results for the past five quarters are summarized as follows:

Consolidated	Q2 F2022	Q1 F2022	Q4 F2021	Q3 F2021	Q2 F2021	Six months ended September 30,
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	2021	2020
Production Data
Ore Mined (tonne)	292,468	231,235	163,072	279,445	267,853	523,703	522,408
Ore Milled (tonne)	271,816	243,077	180,674	260,648	263,933	514,893	526,259

Head Grades
Silver (gram/tonne)	214	207	228	216	221	211	225
Lead (%)	3.2	3.2	3.3	3.2	3.5	3.2	3.6
Zinc (%)	1.6	1.7	1.5	1.8	1.6	1.6	1.6

Recovery Rates
Silver (%)	94.1	93.2	92.5	92.3	93.0	93.7	93.1
Lead (%)	94.5	94.6	94.3	95.3	94.9	94.5	95.1
Zinc (%)	79.3	80.7	79.0	82.4	78.0	79.9	78.9

Metal production
Silver (in thousands of ounces)	1,696	1,474	1,195	1,676	1,707	3,169	3,459
Gold (in thousands of ounces)	0.8	1.0	0.3	0.9	1.1	1.8	2.2
Lead (in thousands of pounds)	17,613	15,878	12,156	17,111	19,086	33,491	39,163
Zinc (in thousands of pounds)	7,483	7,198	4,672	8,673	7,133	14,681	14,666

Metals sold
Silver (in thousands of ounces)	1,729	1,642	1,056	1,647	1,740	3,371	3,612
Gold (in thousands of ounces)	0.8	1.0	0.7	0.8	2.2	1.8	3.3
Lead (in thousands of pounds)	17,319	16,810	10,876	16,806	18,551	34,129	39,436
Zinc (in thousands of pounds)	7,626	7,255	4,580	8,965	7,411	14,881	14,369

The operational results at the Ying Mining District for the past five quarters are summarized as follows:

Ying Mining District	Q2 F2022	Q1 F2022	Q4 F2021	Q3 F2021	Q2 F2021	Six months ended September 30,
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	2021	2020
Production Data
Ore Mined (tonne)	206,933	142,907	112,561	182,268	181,020	349,840	355,196
Ore Milled (tonne)	182,173	155,407	131,725	162,905	179,083	337,580	356,772

Head Grades
Silver (gram/tonne)	283	279	280	297	288	281	290
Lead (%)	4.0	4.2	3.9	4.3	4.4	4.1	4.5
Zinc (%)	0.7	0.8	0.8	0.8	0.7	0.8	0.8

Recovery Rates
Silver (%)	95.4	94.7	93.7	93.9	94.4	95.1	94.6
Lead (%)	95.5	95.7	95.1	96.4	96.1	95.6	96.1
Zinc (%)	56.0	59.7	65.0	63.3	57.9	57.8	60.9

Metal production
Silver (in thousands of ounces)	1,517	1,283	1,083	1,464	1,525	2,800	3,068
Gold (in thousands of ounces)	0.8	1.0	0.3	0.9	1.1	1.8	2.2
Lead (in thousands of pounds)	14,671	13,278	10,504	14,361	16,080	27,949	33,021
Zinc (in thousands of pounds)	1,584	1,519	1,496	1,857	1,643	3,103	3,563

Metals sold
Silver (in thousands of ounces)	1,553	1,447	936	1,446	1,556	3,000	3,228
Gold (in thousands of ounces)	0.8	1.0	0.7	0.8	1.0	1.8	2.1
Lead (in thousands of pounds)	14,436	14,175	9,137	14,207	15,585	28,611	33,364
Zinc (in thousands of pounds)	1,617	1,521	1,306	2,241	1,384	3,138	3,421

The operational results at the GC Mine for the past five quarters are summarized as follows:

GC Mine	Q2 F2022	Q1 F2022	Q4 F2021	Q3 F2021	Q2 F2021	Six months ended September 30,
	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	2021	2020
Production Data
Ore Mined (tonne)	85,535	88,328	50,511	97,177	86,833	173,863	167,212
Ore Milled (tonne)	89,643	87,670	48,949	97,743	84,850	177,313	169,487

Head Grades
Silver (gram/tonne)	73	80	87	82	81	77	87
Lead (%)	1.7	1.5	1.7	1.4	1.8	1.6	1.8
Zinc (%)	3.3	3.3	3.3	3.5	3.4	3.3	3.4

Recovery Rates
Silver (%)	84.4	84.1	81.9	82.6	82.5	84.2	82.7
Lead (%)	89.5	89.3	89.7	89.6	89.2	89.4	89.5
Zinc (%)	89.6	89.3	88.2	89.7	87.3	89.5	87.3

Metal production
Silver (in thousands of ounces)	179	190	112	212	182	369	391
Lead (in thousands of pounds)	2,942	2,600	1,652	2,750	3,006	5,542	6,142
Zinc (in thousands of pounds)	5,899	5,679	3,176	6,816	5,490	11,578	11,103

Metals sold
Silver (in thousands of ounces)	176	195	120	201	184	371	384
Lead (in thousands of pounds)	2,883	2,635	1,739	2,599	2,966	5,518	6,072
Zinc (in thousands of pounds)	6,009	5,734	3,274	6,724	6,027	11,743	10,948

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects.

Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: social and economic impacts of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; legislative and regulatory initiatives addressing global climate change or other environmental concerns; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.